JACKSON L. MORRIS

Attorney at Law
Admitted in Florida and Georgia (inactive)

December 30, 2010

Submitted via the EDGAR System

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, DC 20549

Attn:  Sirimal R. Mukerjee

Re:    Bella Petrella’s Holdings, Inc.
Registration Statement on Form S-1
Amendment No. 3 to be filed
File No. 333-169145

Dear Mr. Schwall:

Thank you for your comment letter dated December 21, 2010 covering Amendment No. 2 of the above referenced registration statement.  Before filing Amendment No. 3, the registrant respectfully requests a resolution of and guidance on Comment No. 7 by means of a telephone conference with your office after 11:00 a.m. Eastern Time on Monday, January 3, 2011, or as soon thereafter as possible.

Comment No. 7 is as follows:

Selling Stockholders, page 21

7.  We note that Helen [Helene] Daly and Rockwell Consultants, Inc. are selling in the aggregate 1,957,750 shares of your common stock that were previously purchased from JVW Entertainment Inc. Please provide the consideration paid by each such selling shareholder to JVW Entertainment Inc. in connection with the purchase of such shares.

Information relevant to Comment No. 7, partially related to Mr. Mukerjee by telephone on December 28, is as follows:

The subject shares were purchased from JVW Entertainment, as noted in the comment and disclosed in the prospectus.  The registrant understands the investment decision with respect to the investment by Helene Daly and Rockwell Consultants was made by Robert VanZandt.  Mr. VanZandt is the owner of VanZandt Agency, a large New York accounting, tax, consulting, real estate, insurance and lending firm.  The firm’s web site address is http://vanzandtagency.net/.  Mr. VanZandt and John V. Whitman, Jr. of JVW Entertainment are and have been social friends for some time.  Mr. Whitman and JVW Entertainment have no affiliation with VanZandt Agency or any other business interest of Mr. VanZandt or companies/businesses he controls.

3116 West North A Street ® Tampa, Florida  33609-1544
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Mr. H. Roger Schwall, Assistant Director
December 30, 2010

 The entire investment of $846,667.38 to purchase the 1,957,750 shares was paid for by Rockwell Consulting over a period of more than seven months beginning January 2010.  Rockwell Consultants is controlled by one of Mr. VanZandt’s daughters, Kim Gervasi.  Rockwell Consulting instructed JVW Entertainment to cause 600,000 shares of the total shares to be issued to Ms. Daly, also one of Mr. VanZandt’s daughters, and 300,000 shares to be issued to Lisa Rico, who JVW Entertainment understands is Mr. VanZandt’s daughter-in-law.  In contemplation of divorce from Mr. VanZandt’s son, Ms. Rico requested the transfer of her 300,000 shares to Ms. Daly.  This transfer was reflected in Amendment No. 2.

The registrant submits that the disclosure of the sum paid by Rockwell Consultants for the aggregate of 1,957,750 shares which it and Ms. Daly now own is not material to an investment decision which may be made by a member of the investing public in reliance on the prospectus.  Such decision would seem to be based on the risks and merits of investment in the registrant, without regard to how much its current stockholders paid to purchase their stock.  The prospectus contains disclosure that the founding stockholders did not pay any cash consideration for their shares, which were issued as “founders” shares and for consulting services.  This makes it clear that the registrant did not receive any funds from the selling stockholders.  On the other hand, disclosure of the amount paid by Rockwell Consulting, and by extension, Ms. Daly, carries the real potential of creating dissention between other stockholders and the persons from whom they purchased their shares, at prices which were in many cases higher and negotiated between the seller and the purchaser.  Furthermore, no other investor purchased nearly as many shares as did Rockwell Consulting, thus justifying, in JVW Entertainment’s opinion, a far more favorable price as compared to the other much smaller purchases.  Such potential dissention between stockholders and their respective sellers could not be expected to adversely impact the registrant’s business – on the contrary, give rise only to hard feelings between sellers and buyers who have otherwise in most cases been friends for extended periods of time.

With this background information followed by a telephone conference, it is the registrant’s hope that the staff will decide to excuse a lack of response to Comment No. 7 when Amendment No. 3 is filed.  With knowledge of the staff’s decision in advance of filing the amendment, the registrant hopes to avoid yet another round of comment and amendment and to proceed to an effective registration statement based on Amendment No. 3.  The registrant will include in its transmittal letter for Amendment No. 3, a summary of its rationale from the preceding paragraph for excluding the information requested by Comment No. 7.

Thank you in advance for granting a telephone conference with the undersigned, as requested above.  I look forward to advice from Mr. Mukerjee regarding the date and time for the telephone conference.

Very truly yours,

/s/ Jackson L. Morris

Jackson L. Morris

cc: Bella Petrella’s Holdings, Inc.